UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69264 / April 2, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15216

_____

In the Matter of	:
	:
DIGITAL VIDEO SYSTEMS, INC.,	: ORDER MAKING
ELECTROGLAS, INC.,	: FINDINGS AND
REAL DATA, INC. (a/k/a GALTECH	: REVOKING
SEMICONDUCTOR MATERIALS CORPORATION),	: REGISTRATIONS BY
GEOCOM RESOURCES, INC., and	: DEFAULT AS TO THREE
GOLDMOUNTAIN EXPLORATION CORP.	: RESPONDENTS

_____

      The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on February 22, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Digital Video Systems, Inc. (Digital Video), Electroglas, Inc. (Electroglas), and GoldMountain Exploration Corp. (GoldMountain) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

      The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP on March 2, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents were required to file Answers to the allegations in the OIP by March 15, 2013. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On March 18, 2013, Respondents were ordered to show cause, by March 28, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause.

      Respondents are in default for failing to file Answers or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

_____

[1] The proceeding has ended as to Respondents Real Data, Inc. (a/k/a Galtech Semiconductor Materials Corporation), and Geocom Resources, Inc. See Digital Video Systems, Inc., Exchange Act Release Nos. 69126, 69127 (Mar. 13, 2013).

Digital Video, Central Index Key (CIK) No. 1009395, is a delinquent Delaware corporation located in Mountain View, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Digital Video is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2005, which reported a net loss of $7,584,000 for the prior nine months. As of February 19, 2013, the common stock of Digital Video was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Electroglas, CIK No. 902281, is a delinquent Delaware corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Electroglas is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2009, which reported a net loss of $13,727,000 for the prior nine months. On July 9, 2009, Electroglas filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was closed on October 2, 2012. As of February 19, 2013, the common stock of Electroglas was not publicly quoted or traded.

GoldMountain, CIK No. 1326780, is a revoked Nevada corporation located in Blaine, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GoldMountain is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2007, which reported a net loss of $2,476,346 for the prior nine months. As of February 19, 2013, the common stock of GoldMountain was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Digital Video Systems, Inc., Electroglas, Inc., and GoldMountain Exploration Corp. is hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge